RAM Energy Resources, Inc. Meridian Tower, Suite 650 5100 East Skelly Drive Tulsa, Oklahoma 74135-6549 918.663.2800 FAX 918.663.9540

February 19, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Parker Morrill

Re:	RAM Energy Resources, Inc.
Registration Statement on Form S-3
Filed January 14, 2010
As amended February 11, 2010
File No. 333-164346

Ladies and Gentlemen:

By this letter we request acceleration of the effective date of the captioned registration statement to 9:00 a.m. Eastern Standard Time on February 24, 2010, or as soon thereafter as practicable.

In this regard, RAM Energy Resources, Inc. acknowledges that:

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Should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

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The action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve RAM Energy Resources, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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RAM Energy Resources, Inc. may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

RAM Energy Resources, Inc.

By	/S/ G. LES AUSTIN
G. Les Austin,
Senior Vice President and Chief Financial Officer